OMB APPROVAL
OMB Number: 3235-0058
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	Expires: February 28, 2022
Estimated average burden
hours per response.......2.50

FORM 12b-25	SEC FILE NUMBER

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: February 29, 2020

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Iota Communications, Inc.
Full Name of Registrant

Former Name if Applicable

600 Hamilton Street, Suite 1010
Address of Principal Executive Office (Street and Number)

Allentown, PA 18101
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Iota Communications, Inc. (the “Company”) is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the interim period ended February 29, 2020 (the “Form 10-Q”) by the prescribed due date, due to the fact that it is still working on its assessment and restatement (the “Restatement”) of the Company’s unaudited condensed consolidated interim financial statements as of and for the three and six months ended November 30, 2019 (the “Previously Issued Financial Statements”) as was disclosed in the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2020, as updated by the Current Report on Form 8-K, filed with the SEC on April 24, 2020.

The Restatement of the Previously Issued Financial Statements remains in process and the Company believes the Restatement will result in financial statement impacts for the interim period ended February 29, 2020, and such impacts have not been definitively determined at this time.

In addition, and as previously reported in the Company’s Current Report on Form 8-K filed with the SEC on April 14, 2020, the Company has been following the recommendations of public health authorities and has taken steps to minimize its employees’ exposure to COVID-19, including the temporary closures of its offices, and having its employees work remotely to the extent possible, which has adversely affected their efficiency, including with respect to their work on the Restatement. As a result, the Company’s books and records are not easily accessible, resulting in delays in the preparation and review of the Restatement and the Form 10-Q.

As a result of the above factors, the Company’s filing of the Form 10-Q will be delayed. The Company will restate the Previously Issued Financial Statements through an amended Form 10-Q that is currently expected to be filed with the SEC no later than June 30, 2020. The Company plans to file the Form 10-Q as soon as practicable following the completion of the Restatement and currently anticipates doing so no later than July 31, 2020.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Terrence DeFranco	(855)	743-6478
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons discussed in Part III above, the Company is not in a position at this point to provide any specific estimate of anticipated significant changes in results of operations or financial position as of, and for, the interim period ended February 29, 2020.

Caution Regarding Forward-Looking Statements

Certain statements included in this Form 12b-25 are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements regarding the effects of the Restatement and the expected timing for filing the Company’s amended Quarterly Report on Form 10-Q including the Restatement of the Previously Issued Financial Statements and the expected timing for filing the Company’s Quarterly Report on Form 10-Q for the interim period ended February 29, 2020. Forward-looking statements may involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements of the Company to be materially different from historical results or from any future results or projections expressed or implied by such forward-looking statements. Accordingly, readers should not place undue reliance on any forward-looking statements. In addition to statements that explicitly describe such risks and uncertainties, readers are urged to consider statements in the conditional or future tenses or that include terms such as “believes,” “belief,” “expects,” “estimates,” “intends,” “anticipates,” or “plans” to be uncertain and forward-looking. Factors that may cause actual results to differ materially from current expectations include, among other things, the review of the Company’s accounting, accounting policies, and internal control over financial reporting; the preparation and review of the Restatement; and the subsequent discovery of additional required adjustments to the Company’s Previously Issued Financial Statements. Additional factors include those listed under Part I, Item 1A. “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2019 and the Company’s other filings with the SEC. Except as required by law, the Company assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Iota Communications, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 29, 2020		By:	Terrence DeFranco
Name: Terrence DeFranco
Title: Chief Executive Officer